Mail Stop 7010

      August 2, 2005


Mr. Michael J. Piechoski
Senior Vice President and Chief Financial Officer
Peter Kiewit Sons`, Inc.
Kiewit Plaza
Omaha, Nebraska 68131

	RE: 	Form 10-K for the Fiscal Year ended December 25, 2004
                    	Form 10-Q for the Fiscal Quarter ended
March
31, 2005
                    	File No. 0-23943

Dear Mr. Piechoski:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at
(202) 551-3752 or, in his absence, to Scott Watkinson at (202)
551-
3741.


							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE